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                                                                       Exhibit 2

                          [Metrocall, Inc. Letterhead]


Dear Stockholders:

         Metrocall's Board of Directors recently adopted a Shareholders Rights Plan. This letter briefly describes the Plan and explains why we adopted it. The enclosed "Summary of Rights to Purchase Series E Junior Participating Preferred Stock" provides more information about the Plan. We urge you to read the summary carefully.

         The Plan is intended to protect your interests as stockholders if we are faced in the future with an unfair takeover proposal. Currently, we are not confronted with any unfair or unsolicited takeover proposal. However, we want to take steps now to address any such takeover proposal that may appear in the future. An unfair takeover proposal might happen if someone, such as a competitor, tries to buy some but not all of our shares of common stock or makes a very low offer to buy all the shares of common stock, putting pressure on you as stockholders to sell your shares at an unfair price. There are many ways a person can try to acquire a stockholder's interest in our company without giving that stockholder the opportunity to realize the full potential and benefit of our company's business vision. We believe the Plan prevents a person from "squeezing" our stockholders out of the full investment value in our company.

         Many companies have Shareholders Rights Plans similar to the one we have adopted. We consider our Plan to be an effective way to protect your equity investment in Metrocall.

         The Plan will not prevent a takeover but it will encourage a person interested in acquiring the company to negotiate with our Board of Directors and will give our Board additional time to consider other alternatives. The Plan will not interfere with any merger or other consolidation transaction that the Board of Directors approves.

         Issuance of the Rights by itself will not impact the financial strength of the company or our business plan. There is no effect on earnings per share. The dividend of a Right to you will not be taxable to the company or to you when distributed. The dividend also will not change the way in which you can trade shares of common stock of the Company. As explained in the summary, you will be able to exercise the Rights only if an event occurs that triggers their effectiveness. If the Rights become exercisable because of a triggering event, the Rights are structured in such a way to protect you against being deprived of your right to share in the full value of the company's long-term potential.

         The Board of Directors was aware when it adopted the Plan that some people may argue that Shareholders Rights Plans of the type adopted may discourage legitimate acquisition proposals or may encourage entrenchment of management. After careful consideration, the Board of Directors adopted the Plan because it believes those arguments are outweighed by the benefits to the stockholders and the protections the Plan affords the stockholders to realize Metrocall's full potential.
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                                   Sincerely,


                                   William L. Collins III
                                   Chief Executive Officer of Metrocall, Inc.